UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

SHL TELEMEDICINE LTD.

(Name of Issuer)

American Depositary Shares, each representing one (1) ordinary share, nominal value NIS 0.01 per share
Ordinary shares, nominal value NIS 0.01 per share1

(Title of Class of Securities)

78423T200

(CUSIP Number)

April 4, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Not for trading, but only in connection with the registration of the American Depositary Shares.

CUSIP No. 78423T200	Schedule 13G	Page 2 of 9

1.	NAME OF REPORTING PERSON Value Base Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,368,837 (*)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,368,837 (*)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,837 (*)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.35% (*) (**)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on Amendment No. 2 to the Issuer's Registration Statement on Form 20-F filed with the Securities and Exchange Commission (the "SEC") on March 28, 2023, which reflects 16,386,180 ordinary shares outstanding as of February 28, 2023.

CUSIP No. 78423T200	Schedule 13G	Page 3 of 9

1.	NAME OF REPORTING PERSON Harmony Base, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,368,837 (*)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,368,837 (*)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,837 (*)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.35% (*) (**)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on Amendment No. 2 to the Issuer's Registration Statement on Form 20-F filed with the SEC on March 28, 2023, which reflects 16,386,180 ordinary shares outstanding as of February 28, 2023.

CUSIP No. 78423T200	Schedule 13G	Page 4 of 9

1.	NAME OF REPORTING PERSON Victor Shamrich
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,368,837 (*)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,368,837 (*)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,837 (*)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.35% (*) (**)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on Amendment No. 2 to the Issuer's Registration Statement on Form 20-F filed with the SEC on March 28, 2023, which reflects 16,386,180 ordinary shares outstanding as of February 28, 2023.

CUSIP No. 78423T200	Schedule 13G	Page 5 of 9

1.	NAME OF REPORTING PERSON Ido Nouberger
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,368,837 (*)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,368,837 (*)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,368,837 (*)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.35% (*) (**)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on Amendment No. 2 to the Registration Statement on Form 20-F filed by the Issuer on March 28, 2023, which reflects 16,386,180 ordinary shares outstanding as of February 28, 2023.

Item 1.

(a)	Name of Issuer SHL Telemedicine Ltd.

(b)	Address of Issuer’s Principal Executive Offices 90 Yigal Alon Street, Tel Aviv 67891, Israel

Item 2.

(a)
Name of Person Filing
This statement is filed on behalf of each of the following, which will be referred to hereinafter, individually as a “Reporting Person” and collectively as the “Reporting Persons”:
-          Harmony Base, Limited Partnership
-          Value Base Ltd.
-          Victor Shamrich
-          Ido Nouberger

(b)	Address of the Principal Business Office of each of the Reporting Persons is: 23 Yehuda Halevi St., Tel-Aviv 6513601, Israel.

(c)	Citizenship/Place of Organization Each Reporting Person is a citizen of or organized under the laws of the State of Israel.

(d)	Title of Class of Securities American Depositary Shares, each representing one (1) ordinary share, nominal value NIS 0.01 per share Ordinary shares, nominal value NIS 0.01 per share[2]
(e)	CUSIP Number 78423T200

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not applicable.

Item 4.  Ownership.

The ownership information presented below represents beneficial ownership of ordinary shares of the Issuer based on Amendment No. 2 to the Issuer's Registration Statement on Form 20-F filed with the Securities and Exchange Commission on March 28, 2023, which reflects 16,386,180 ordinary shares outstanding as of February 28, 2023.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Value Base Ltd.	1,368,837	8.35%	0	1,368,837	0	1,368,837
Harmony Base, Limited Partnership	1,368,837	8.35%	0	1,368,837	0	1,368,837
Victor Shamrich	1,368,837	8.35%	0	1,368,837	0	1,368,837
Ido Nouberger	1,368,837	8.35%	0	1,368,837	0	1,368,837

The securities reported herein are beneficially owned as follows: (i) 542,159 owned directly by Value Base, an Israeli company which: (a) is controlled by Victor Shamrich and Ido Nouberger and (b) fully and directly owns Value Base Hedge Fund Ltd., an Israeli company and the general partner of Harmony Base L.P., (ii) 378,622 owned directly by Harmony Base L.P., an Israeli limited partnership, (iii) 72,000 owned directly by Victor Shamrich and (iv) 376,056 owned directly by Ido Nouberger.

This Statement shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this Statement, and each Reporting Person disclaims beneficial ownership of any such securities. In addition, the Reporting Persons and other entities named in this Schedule 13G may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the Reporting Persons and other entities named in this Schedule 13G disclaims the existence of any such group.

2 Not for trading, but only in connection with the registration of the American Depositary Shares.

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2023

/s/ Ido Nouberger /s/ Victor Shamrich
Value Base Ltd.

By: Ido Nouberger	Victor Shamrich
Title: CEO	Chairman

/s/ Ido Nouberger /s/ Victor Shamrich
Harmony Base, Limited Partnership
By: Value Base Hedge Fund Ltd. acting as the general partner
Name: Ido Nouberger	Victor Shamrich
Title: Director of GP	Director of GP

/s/ Victor Shamrich
Victor Shamrich

/s/ Ido Nouberger
Ido Nouberger

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons